SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY

LIMITED

No. 3399 North Chaoyang Avenue

Baoding 071051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

FORM 6-K

Table of Contents

Other Events.

Signature

Other Events.

Yingli Green Energy Holding Company Limited (In Official Liquidation) (“the Company”)

The Companies Law (2020 Revision)

Notice of Appointment of Joint Official Liquidators

Grand Court Cause No FSD 226 of 2020 (RPJ)

TAKE NOTICE that by order of the Grand Court of the Cayman Islands made on 29 October 2020, Yingli Green Energy Holding Company Limited, registration number 172074, whose registered office is situated at c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, was ordered to be wound up in accordance with the Companies Law (2020 Revision).

FURTHER TAKE NOTICE that Mr Keiran Hutchison of EY Cayman Ltd., 62 Forum Lane, Camana Bay, P.O. Box 510, Grand Cayman KY1-1106, Cayman Islands, Mr Roy Bailey of Ernst & Young Ltd., Ritter House, Wickhams Cay 2, Road Town, Tortola VG1110, British Virgin Islands and Mr Richard Zhang of Ernst & Young (China) Advisory Limited, 48th Floor, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, 200120, Shanghai, China were appointed as Joint Official Liquidators of the Company.

AND FURTHER TAKE NOTICE that the Joint Official Liquidators invite potential creditors to submit claims in the liquidation and should contact the Joint Official Liquidators to obtain the appropriate forms to do so.

AND FURTHER TAKE NOTICE that creditors of the Company are notified that the first meeting of creditors of the Company will be held on 26 November 2020 at 10:00 am (Cayman Islands Time) via telephone conference call. Access details will be provided upon confirmation of attendance.

Mr Roy Bailey

Joint Official Liquidator

Contact for Enquiries

Julie Haghiri

EY Cayman Ltd., 62 Forum Lane,

Camana Bay, P.O. Box 510,

Grand Cayman, KY1-1106,

Cayman Islands.

Telephone: +1 (345) 814 8256

Email: Julie.haghiri1@ky.ey.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Roy Bailey
	Name:	Roy Bailey
	Title:	Joint Official Liquidator

Date: November 18, 2020

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